March 15, 2007

Mail Stop 4561

Mr. Robert C. White
President, Chief Executive Officer, and Director
Wake Forest Bancshares, Inc.
302 South Brooks Street
Wake Forest, North Carolina 27587

Re: Wake Forest Bancshares, Inc.
        Form 10-KSB for Fiscal Year Ended September 30, 2006
        Filed December 21, 2006
        Form 10-QSB for Fiscal Quarter Ended December 31, 2006
        File Number: 000-25999

Dear Mr. White:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief